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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Standard Pacific Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85375C 10 1

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 85375C 10 1	Amendment No. 4 to Schedule 13G	Page 2 of 6 Pages

1.	Name of Reporting Person: Arthur E. Svendsen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,300,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,300,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 7.0%

12.	Type of Reporting Person: IN

CUSIP No. 85375C 10 1	Amendment No. 4 to Schedule 13G	Page 3 of 6 Pages

Item 1.
	(a)	Name of Issuer:
Standard Pacific Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
15326 Alton Parkway Irvine, California 92618

Item 2.
	(a)	Name of Person Filing:
Arthur E. Svendsen
	(b)	Address of Principal Business Office or, if none, Residence:
68 Linda Isle Newport Beach, CA 92660
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
This Amendment No. 4 to the Statement on Schedule 13G relates to the Issuer’s common stock, $0.01 par value per share (“Common Stock”).
	(e)	CUSIP Number:
85375C 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 85375C 10 1	Amendment No. 4 to Schedule 13G	Page 4 of 6 Pages

Item 4.	Ownership.
(a) Amount beneficially owned:
2,300,000 shares of Common Stock
The shares beneficially owned by Mr. Svendsen do not include 30,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife. Mr. Svendsen disclaims beneficial ownership of the shares held by his wife.
(b) Percent of class:
7.0%
This figure is calculated based on 32,694,276 shares of Common Stock issued and outstanding as of November 7, 2002, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed with the Securities and Exchange Commission on November 12, 2002 (File No. 01-10959).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,300,000
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
2,300,000
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 85375C 10 1	Amendment No. 4 to Schedule 13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 85375C 10 1	Amendment No. 4 to Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13G is true, complete and correct.

DATED: February 12, 2003

By:	/s/ Arthur E. Svendsen
Arthur E. Svendsen